UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-08089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023
AND FOR THE YEAR ENDED DECEMBER 31, 2024,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2024 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Danaher Corporation & Subsidiaries Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2024, and delinquent participant contributions for the year then ended (referred to as the "supplemental schedules"), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Tysons, Virginia
June 17, 2025

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
($ in millions)

	2024	2023
ASSETS
Investments, at fair value	$6,362.9	$5,750.4
Receivables:
Employer contributions	13.8	15.3
Plan transfer receivable	37.0	—
Notes receivable from participants	50.5	45.0
Total receivables	101.3	60.3
Total assets	6,464.2	5,810.7
LIABILITIES
Administrative expenses payable	—	0.1
Total liabilities	—	0.1
NET ASSETS AVAILABLE FOR BENEFITS	$6,464.2	$5,810.6
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
($ in millions)

ADDITIONS
Contributions:
Participant	$253.5
Rollovers	37.9
Employer	166.7
Total contributions	458.1
Net appreciation in the fair value of investments	813.0
Interest and dividend income	17.2
Total investment income	830.2
Interest income on notes receivable from participants	3.8
Total additions	1,292.1
DEDUCTIONS
Benefit payments	669.3
Administrative expenses	2.9
Total deductions	672.2
NET INCREASE PRIOR TO PLAN TRANSFERS	619.9
NET TRANSFERS INTO PLAN	33.7
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	653.6
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,810.6
End of year	$6,464.2
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time U.S.-based employees, or employees outside of the U.S. as expatriates paid through U.S. payroll, of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator").
Effective January 1, 2015, the Plan was amended to include a Roth 401(k) feature, automatic enrollment of new hires, rehires and those otherwise newly eligible (e.g. through acquisitions), automatic annual re-enrollment and annual auto-increase of deferral rates. The first annual cycle of automatic re-enrollment and auto-increase occurred in 2016. In addition, the Plan has been amended such that employees are eligible for employer safe harbor contributions immediately upon participation in the Plan.
Effective January 1, 2022, the Plan was amended to allow for employees not covered by collective bargaining agreements to elect to convert certain portions of their pre-tax, vested account balances to a Roth account in the Plan. This election results in the converted amounts being immediately taxed, but those amounts, and future earnings, are not taxed when made to participants as a qualifying distribution in retirement. Also effective in 2022, the Company amended the Plan to make an employer safe harbor match contribution true-up following the end of the year that considers the total eligible pay and salary deferrals for the entire plan year to determine if an additional match is due to employees not covered by collective bargaining agreements. This change removes the requirement that employees not covered by collective bargaining agreements defer at least 5% of eligible pay each pay period during the plan year to maximize the Company's matching contributions.
Plan Merger
On December 31, 2024, the Abcam Boston 401(k) Plan merged into the Plan and the related assets were recorded as a receivable in the Statements of Net Assets Available for Benefits as of December 31, 2024. The merger of this plan resulted in assets transferred in on January 29, 2025 of $37.0 million. The asset transfer occurred subsequent to and as a result of Danaher Corporation's acquisition of Abcam plc.
On January 26, 2023, the Aldevron Retirement Savings Plan related to the employees of Aldevron, L.L.C. transferred assets of $20.3 million into the Plan. This asset transfer occurred subsequent to and as a result of Danaher Corporation’s acquisition of Aldevron, L.L.C.
Environmental & Applied Solutions Separation
On September 30, 2023, the Company completed the separation of Veralto Corporation, its former Environmental & Applied Solutions business (the "Veralto Separation"). Prior to the Veralto Separation, the Company created a new savings plan, the Veralto Corporation and Subsidiaries Savings Plan (the "Veralto Plan"), and transferred approximately $933.1 million, which was the total amount of the balances and the related assets of the Plan participants who are now employees of Veralto Corporation after the Veralto Separation, to the Veralto Plan. This $933.1 million of net assets transferred includes $9.4 million of outstanding loan balances.
Contributions
Eligible participants may contribute up to 75% of their compensation (traditional pre-tax and Roth after-tax combined), up to IRS and Plan limits. Employee contributions and the earnings or losses thereon are fully vested at all times. Employees whose employment is governed by the terms of a collective bargaining agreement may participate in the Plan to the extent authorized by the terms of the collective bargaining agreement.

The Company immediately matches 100% of each dollar contributed by participants (traditional pre-tax, Roth after-tax or a combination) on the first 3% of eligible pay plus 50% of each dollar contributed on the next 2% of eligible pay for employees not covered by collective bargaining agreements. These matching contributions are considered "safe harbor" matching contributions. Participants are fully vested in the value of the "safe harbor" matching contributions.
In addition to the Company's matching contributions, after certain participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary Company retirement contribution may equal up to 2% of eligible participants' eligible pay and is contributed each payroll period to the Plan. In addition, for participants that are active on the last day of the Plan year and have annual earnings that exceed the Social Security wage base for the Plan year, an additional retirement contribution of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the IRS each year may be contributed by the Company to participants' accounts subsequent to the Plan year end. The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of completion of three years of service, retirement at or after age 65, or complete disability or death.
Approximately 1% of plan participants are covered by collective bargaining agreements. Employees covered by collective bargaining agreements are eligible for Company contributions, per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the formal legal documents of the Plan.
The Company’s unilateral and matching contributions for plan participants covered by collective bargaining agreements are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally, participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants are required to begin receiving distributions no later than the April 1 following the later of the year in which they retire from the Company or the year in which the participant turns age 73.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon total and permanent disability, participants shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participants' Roth balances or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically roll over the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participants' account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
Participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participants' vested account balance or $50,000 reduced by the participants' highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.

Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue credit is reimbursed to participants invested in the single fund providing the revenue credit. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2024 and 2023, unallocated non-vested accounts, including forfeited amounts, totaled $0.6 million and $1.4 million, respectively, and forfeitures used to reduce Company contributions for 2024 were $3.4 million.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The fair values of the Plan's investments as of December 31, 2024 and 2023, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Cash and equivalents	$21.1	$19.0	$—	$—	$—	$—	$21.1	$19.0
Common stock	1,546.1	1,390.2	—	—	—	—	1,546.1	1,390.2
Mutual funds	195.4	156.0	—	—	—	—	195.4	156.0
Bonds	—	—	37.0	25.8	—	—	37.0	25.8
U.S. government issued securities	—	—	20.6	10.0	—	—	20.6	10.0
Common/collective trusts	—	—	4,222.8	3,904.4	—	—	4,222.8	3,904.4
Self-directed brokerage account	319.9	245.0	—	—	—	—	319.9	245.0
Total investments, at fair value	$2,082.5	$1,810.2	$4,280.4	$3,940.2	$—	$—	6,362.9	5,750.4
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.
Common stock and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
Bonds and U.S. government issued securities that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.
The common/collective trusts are valued based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee. The unit value is not quoted in active public markets.
The self-directed brokerage consists of common stock, mutual funds, bonds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the IRS dated April 6, 2023, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been further amended and restated subsequent to the document and amendments covered in this determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and tax-exempt. If an operational issue is discovered, the Plan Sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2024 and 2023, the Plan invested in 2.0 million and 2.1 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund ("Danaher Common Stock"). During the year ended December 31, 2024, the Plan received $2.2 million of cash dividends on shares of Danaher Common Stock. Additionally, during the year ended December 31, 2024, the Company repurchased $173.1 million of shares of Danaher common stock from the Plan at fair market value at the time of purchase.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year. The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year. The difference between these two amounts represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500 ($ in millions):

	2024	2023
Net assets available for benefits per the financial statements	$6,464.2	$5,810.6
Loans with no post-default payment activity that are deemed distributions	(2.0)	(1.8)
Net assets available for benefits per the Form 5500	$6,462.2	$5,808.8
The following is a reconciliation of the net increase prior to plan transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2024 ($ in millions):

Net increase in assets available for benefits prior to plan transfers per the financial statements	$619.9
Loan defaults previously deemed distributed that reached a distributable event	0.1
Interest payments on loans deemed distributed that have had no post-default payment activity	(0.2)
Deemed distributions	(0.1)
Net income per the Form 5500	$619.7

SUPPLEMENTAL SCHEDULES

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4a —
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan Check Here if Late Participant Loan Repayments are Included: ✓	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$784.56	—	$784.56	—	—

DANAHER CORPORATION & SUBSIDIARIES PENSION PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Cash Equivalents
*	Fidelity® Investments Money Market Government Portfolio - Institutional Class	5,291,548	units	**	$5,291,549
	Brown Brothers Harriman U.S. Government Money Market Fund	11,110,669	units	**	11,293,861
*	PIMCO Private Account Portfolio Series Short-Term Floating NAV Portfolio II	351,736	units	**	4,494,210
					$21,079,620
Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 2 (at FMV)	3	units	**	$3
*	Fidelity Managed Income Portfolio II Class 3 (at FMV)	259,301,102	units	**	259,301,102
	American Beacon Small Cap Value Institutional Class	5,201,098	units	**	111,823,096
*	Select Leaders Series 2 Portfolio	11,627,662	units	**	148,252,689
	GQG International Equity	5,481,371	units	**	87,976,004
	BlackRock Equity Index Non-Lendable Fund	7,335,804	units	**	782,651,628
	BlackRock MSCI ACW Ex-US IM Non-Lendable Fund	3,680,267	units	**	75,278,227
	BlackRock Russell 2500 Index Non-Lendable Fund	2,936,371	units	**	102,700,332
	BlackRock US Debt Index Non-Lendable Fund	4,483,894	units	**	68,410,291
	LifePath® Index 2030 Non-Lendable Fund F	9,269,522	units	**	360,627,595
	LifePath® Index 2035 Non-Lendable Fund F	9,244,816	units	**	405,990,888
	LifePath® Index 2040 Non-Lendable Fund F	7,330,506	units	**	358,690,461
	LifePath® Index 2045 Non-Lendable Fund F	6,295,347	units	**	338,422,237
	LifePath® Index 2050 Non-Lendable Fund F	5,083,867	units	**	291,832,770
	LifePath® Index 2055 Non-Lendable Fund F	5,234,815	units	**	219,241,380
	LifePath® Index 2060 Non-Lendable Fund F	5,104,780	units	**	121,741,153
	LifePath® Index 2065 Non-Lendable Fund F	2,371,539	units	**	40,310,393
	LifePath® Index Retirement Non-Lendable Fund F	16,943,479	units	**	449,509,204
					$4,222,759,453
Registered Investment Companies (Mutual Funds)
	Dodge & Cox International Stock Fund	1,763,046	shares	**	$87,976,004
*	PIMCO All Asset Fund Institutional Class	863,851	shares	**	9,346,864
*	PIMCO Inflation Response Multi-Asset Fund Institutional	1,147,100	shares	**	9,348,867
*	DoubleLine Floating Rate Fund Institutional	339,480	units	**	3,233,317

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
*	DoubleLine Global Fund Institutional	146,787	units	**	936,380
*	DoubleLine Infrastructure Income Fund Institutional	450,324	units	**	3,422,200
*	DoubleLine Selective Credit Fund Institutional	1,504,175	units	**	8,757,429
*	PIMCO Private Account Portfolio Series U.S. Government and Short-Term Inv	1,680,880	units	**	9,967,618
*	PIMCO Private Account Portfolio Series Mortgage and Short-Term Investments	1,296,961	units	**	9,675,332
*	PIMCO Private Account Portfolio Series Municipal Sector	149,697	units	**	908,659
*	PIMCO Private Account Portfolio Series Real Return Bond	344,528	units	**	3,982,745
*	PIMCO Private Account Portfolio Series Emerging Markets Bond and Short-Term	375,457	units	**	3,484,236
*	PIMCO Private Account Portfolio Series International	777,304	units	**	4,897,014
*	PIMCO Private Account Portfolio Series High Yield & Short-Term Investments	122,925	units	**	876,455
*	PIMCO Private Account Portfolio Series Investment Grade Credit Bond	2,226,409	units	**	19,815,038
*	PIMCO Private Account Portfolio Series Asset-Backed Securities and Short-Term	1,616,204	units	**	18,747,962
					$195,376,120
Common Stock
	Aaon Inc Com	37,107	shares	**	$4,366,752
	Advanced Micro Devices	2,409	shares	**	290,983
	Adyen Bv	1,006	shares	**	1,496,937
	Agilysys Inc	15,798	shares	**	2,080,755
	Air Prods & Chems Inc	16,103	shares	**	4,670,514
	Alarm.Com Holdings Inc.	29,018	shares	**	1,764,294
	Alphabet Inc Cl A	60,461	shares	**	11,445,267
	Alphabet Inc Cl C	283,456	shares	**	53,981,361
	Altria Group Inc	43,690	shares	**	2,284,707
	Amazon.Com Inc	343,418	shares	**	75,342,475
	Apple Inc	350,798	shares	**	87,846,335
	Asml Holding Nv Ny	9,700	shares	**	6,722,876
	Astrazeneca Plc-Spons Adr	6,932	shares	**	454,185
	Atlassian Corp-Cl A	2,049	shares	**	498,686
	Axos Financial Inc	16,419	shares	**	1,146,867
	Azenta Inc	11,504	shares	**	575,200
	Balchem Corp	18,127	shares	**	2,954,610
	Barnes Group Inc.	6,174	shares	**	291,783
	Berkshire Hathaway Inc De	10,616	shares	**	4,812,020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Bill Holdings Inc	15,579	shares	**	1,319,697
	Biolife Solutions Inc. Com New	19,843	shares	**	515,124
	Bio-Techne Corp	22,904	shares	**	1,649,775
	Blackbaud Inc	27,337	shares	**	2,020,751
	Blackline Inc	19,187	shares	**	1,165,802
	Blackrock Inc	4,736	shares	**	4,854,921
	Booking Holdings Inc	1,669	shares	**	8,292,293
	Bright Horizons Family Solutions Inc Del	13,306	shares	**	1,474,970
	Broadcom Inc	71,687	shares	**	16,619,914
	Carvana Co	74,209	shares	**	15,091,142
	Carvana Co 144A 20230901 12% 20281201	313,204	shares	**	348,544
	Carvana Co 144A 20230901 13% 20300601	555,862	shares	**	637,358
	Carvana Co 144A 20230901 14% 20310601	663,832	shares	**	829,218
	Casella Waste Systems, Inc. Cl A	24,146	shares	**	2,554,888
	Cbiz Inc.	10,072	shares	**	824,192
	Certara Inc	125,723	shares	**	1,338,950
	Chevron Corp New	17,773	shares	**	2,574,241
	Chipotle Mexican Grill Inc	129,963	shares	**	7,836,769
	Chubb Ltd	29,923	shares	**	8,267,725
	Cincinnati Finl Corp	16,828	shares	**	2,418,184
	Cintas Corp	9,848	shares	**	1,799,230
	Cisco Sys Inc	49,298	shares	**	2,918,264
	Colgate-Palmolive Co	32,461	shares	**	2,951,030
	Comcast Corp New	43,112	shares	**	1,617,918
	Confluent Inc-Class A	24,641	shares	**	688,962
	Constellation Energy	27,270	shares	**	6,100,572
	Construction Partners Inc. Com Cl A	58,149	shares	**	5,143,861
	Crowdstrike Holdings Inc - A	6,570	shares	**	2,247,991
	Crown Castle Inc	19,487	shares	**	1,768,640
*	Danaher Corporation	1,952,392	shares	**	448,171,583
	Databricks Ser G Cvt Pfd Stck Pp 19700101 0% 39991230	4,545	shares	**	420,413
	Datadog Inc - Class A	10,246	shares	**	1,464,051
	Descartes Systems Group Inc.	32,511	shares	**	3,693,250

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Diageo Plc	15,975	shares	**	2,030,902
	Digi International Inc.	38,452	shares	**	1,162,404
	Dollar General Corp	4,401	shares	**	333,684
	Dominion Energy Inc	53,426	shares	**	2,877,740
	Donaldson Co Inc	16,324	shares	**	1,099,421
	Doordash Inc - A	19,265	shares	**	3,231,704
	Dorman Products Inc.	10,115	shares	**	1,310,398
	Doubleverify Holdings Inc	61,607	shares	**	1,183,470
	Elevance Health Inc	5,575	shares	**	2,056,618
	Eli Lilly & Co	33,500	shares	**	25,862,000
	Eplus Inc	20,515	shares	**	1,515,648
	Esco Technologies Inc.	19,662	shares	**	2,619,175
	Exlservice Holdings Inc.	101,534	shares	**	4,506,079
	Exponent Inc	34,313	shares	**	3,057,288
	Fastenal Co	37,082	shares	**	2,666,710
	Fidelity Natl Information	42,682	shares	**	3,447,344
	Firstservice Corp.	5,588	shares	**	1,011,540
	Fiserv Inc	9,994	shares	**	2,052,967
	Fortinet Inc	2,604	shares	**	246,026
	Fox Factory Holding Corporation	12,840	shares	**	388,667
	Ge Aerospace	32,798	shares	**	5,470,378
	Ge Vernova Llc	6,675	shares	**	2,195,608
	Globus Med Inc Cl A	40,945	shares	**	3,386,561
	Goldman Sachs Group Inc	6,651	shares	**	3,808,496
	Grocery Outlet Holding Corp.	38,504	shares	**	601,047
	Hamilton Lane Inc Cl A	6,062	shares	**	897,479
	Healthequity Inc	21,912	shares	**	2,102,456
	Humana Inc	8,368	shares	**	2,123,045
	I3 Verticals Inc Com Cl A	41,936	shares	**	966,205
	Intuit Inc	8,637	shares	**	5,428,355
	Intuitive Surgical Inc	26,649	shares	**	13,909,712
	J&J Snack Foods Corp	11,556	shares	**	1,792,682
	Johnson & Johnson	21,104	shares	**	3,052,060

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Kinsale Capital Group Inc	9,037	shares	**	4,203,380
	Lam Research Corp	3,400	shares	**	245,582
	Lemaitre Vascular Inc.	20,300	shares	**	1,870,442
	Linde Plc	7,155	shares	**	2,995,584
	Lowes Cos Inc	15,732	shares	**	3,882,658
	Lululemon Athletica Inc	4,141	shares	**	1,583,560
	Marsh & Mclennan Cos	16,421	shares	**	3,487,985
	Marten Transport Ltd.	74,853	shares	**	1,168,455
	Mastercard Inc - A	38,445	shares	**	20,243,984
	Merck & Co Inc	29,171	shares	**	2,901,931
	Mesa Laboratories Inc.	4,424	shares	**	583,393
	Meta Platforms Inc-Class A	92,141	shares	**	53,949,477
	Microsoft Corp	248,303	shares	**	104,659,715
	Mondelez International Inc	24,638	shares	**	1,471,628
	Mongodb Inc	3,286	shares	**	765,014
	Monolithic Power Systems Inc	5,828	shares	**	3,448,428
	Morgan Stanley	31,989	shares	**	4,021,657
	Msci Inc	324	shares	**	194,403
	Neogen Corp	48,551	shares	**	589,409
	Nestle S A	20,800	shares	**	1,699,278
	Netflix Inc	20,188	shares	**	17,993,968
	Nike Inc -Cl B	3,515	shares	**	265,980
	Nintendo Ltd	229,327	shares	**	3,355,786
	Norfolk Southn Corp	15,706	shares	**	3,686,198
	Northrop Grumman Corp	5,717	shares	**	2,682,931
	Novanta Inc	19,325	shares	**	2,952,280
	Nv5 Global Inc.	40,600	shares	**	764,904
	Nvidia Corp	785,325	shares	**	105,461,294
	Old Dominion Freight Line	12,385	shares	**	2,184,714
	Ollies Bargain Outlet Holdings Inc.	22,870	shares	**	2,509,525
	Onto Innovation Inc.	23,215	shares	**	3,869,244
	Option Care Health Inc Com New	18,385	shares	**	426,532
	Palomar Holdings Inc	7,847	shares	**	828,565

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Paychex Inc	21,793	shares	**	3,055,814
	Philip Morris Intl Inc	36,907	shares	**	4,441,757
	Procter & Gamble Co/The	14,284	shares	**	2,394,713
	Progressive Corp	17,844	shares	**	4,275,601
	Rbc Bearings Inc	12,944	shares	**	3,872,068
	Roper Technologies Inc	8,545	shares	**	4,442,118
	Ross Stores Inc	26,120	shares	**	3,951,172
	S&P Global Inc	6,878	shares	**	3,425,450
	Schlumberger Ltd	43,523	shares	**	1,668,672
	Schwab Charles Corp	82,866	shares	**	6,132,912
	Sea Ltd Adr	27,804	shares	**	2,950,004
	Servicenow Inc	18,856	shares	**	19,989,623
	Sherwin-Williams Co/The	9,149	shares	**	3,110,020
	Shopify Inc - Class A	60,451	shares	**	6,427,755
	Siteone Landscape Supply Inc	17,006	shares	**	2,240,881
	Snowflake Inc	892	shares	**	137,734
	Sps Commerce Inc	13,815	shares	**	2,541,822
	Spx Technologies, Inc.	10,512	shares	**	1,529,706
	Staar Surgical Co Com	16,083	shares	**	390,656
	Starbucks Corp	31,386	shares	**	2,863,881
	Stryker Corp	12,250	shares	**	4,410,613
	Synopsys Inc	14,227	shares	**	6,905,217
	Taiwan Semiconductor-Sp Adr	19,805	shares	**	3,911,289
	Te Connectivity Plc	41,254	shares	**	5,898,084
	Tesla Inc	68,853	shares	**	27,805,596
	Texas Instrs Inc	22,236	shares	**	4,169,285
	Texas Instruments Inc	6,574	shares	**	1,232,691
	Texas Roadhouse Inc	21,550	shares	**	3,888,267
	Thermo Fisher Scientific Inc	10,337	shares	**	5,377,618
	Tjx Companies Inc	29,924	shares	**	3,615,118
	T-Mobile Us Inc	38,948	shares	**	8,596,992
	Transdigm Group Inc	1,837	shares	**	2,327,993
	Trex Company, Inc.	34,925	shares	**	2,410,873

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Tyler Technologies Inc.	3,165	shares	**	1,825,066
	Ufp Technologies Inc.	1,845	shares	**	451,121
	United Parcel Service Inc	17,044	shares	**	2,149,248
	Unitedhealth Group Inc	23,151	shares	**	11,711,165
	Valvoline Inc	29,734	shares	**	1,075,776
	Veralto Corporation	459,864	shares	**	46,837,148
	Vericel Corporation	26,009	shares	**	1,428,154
	Vertex Inc Cl A	30,950	shares	**	1,651,183
	Visa Inc-Class A Shares	78,046	shares	**	24,665,658
	Wd-40 Co.	4,915	shares	**	1,192,772
	Willscot Holdings Corporation Com Cl A	16,833	shares	**	563,064
	Zoetis Inc	868	shares	**	141,423
					$1,546,072,356
Bonds
	AAR Escrow Issuer LLC	6.75%	3/15/2029	**	$36,221
	AASET 2022‐1 LLC	6.00%	5/16/2047	**	141,183
	AbbVie Inc	4.70%	5/14/2045	**	98,740
	ACHV ABS TRUST 2023‐3PL	7.17%	8/19/2030	**	4,433
	AdaptHealth LLC	5.13%	3/1/2030	**	18,570
	Advanced Drainage Systems Inc	6.38%	6/15/2030	**	46,533
	AEP Texas Inc	5.45%	5/15/2029		33,672
	Aethon United BR LP / Aethon United Finance Corp	7.50%	10/1/2029	**	41,696
	AGCO Corp	0.06%	3/21/2034	**	114,449
	Agree LP	5.63%	6/15/2034	**	76,453
	Alexandria Real Estate Equities Inc	3.00%	5/18/2051	**	107,219
	Alliant Holdings Intermediate LLC / Alliant Holdings Co‐ Issuer	6.75%	10/15/2027	**	30,210
	Alliant Holdings Intermediate LLC / Alliant Holdings Co‐ Issuer	6.50%	10/1/2031	**	25,245
	Allied Universal Holdco LLC	7.88%	2/15/2031	**	89,512
	Allied Universal Holdco LLC / Allied Universal Finance Corp	9.75%	7/15/2027	**	21,058
	Amentum Holdings Inc	7.25%	8/1/2032	**	25,913
	American Airlines Inc	7.25%	2/15/2028	**	42,132
	American Airlines Inc	8.50%	5/15/2029	**	26,535
	American Homes 4 Rent LP	5.50%	2/1/2034	**	91,749

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	American National Group Inc	5.75%	10/1/2029	**	46,742
	American Tower Corp	5.55%	7/15/2033	**	111,747
	Amgen Inc	5.75%	3/2/2063	**	103,764
	Amphenol Corp	5.38%	11/15/2054	**	48,991
	AmWINS Group Inc	4.88%	6/30/2029	**	18,875
	Anywhere Real Estate Group LLC / Anywhere Co‐Issuer Corp	7.00%	4/15/2030	**	18,060
	APH Somerset Investor 2 LLC / APH2 Somerset Investor 2 LLC / APH3 Somerset Inves	7.88%	11/1/2029	**	15,420
	Apollo Debt Solutions BDC	6.70%	7/29/2031	**	28,505
	Apollo Global Management Inc	6.00%	12/15/2054	**	41,017
	AppLovin Corp	5.38%	12/1/2031	**	56,258
	ArcelorMittal SA	6.00%	6/17/2034	**	60,219
	Archrock Partners LP / Archrock Partners Finance Corp	6.63%	9/1/2032	**	35,795
	Ares Capital Corp	5.95%	7/15/2029	**	31,171
	Ares Strategic Income Fund	5.70%	3/15/2028	**	19,124
	Arivo Acceptance Auto Loan Receivables Trust 2021‐1	2.02%	2/16/2027	**	173,903
	Arizona Public Service Co	5.70%	8/15/2034	**	50,633
	Arrow Electronics Inc	5.88%	4/10/2034	**	61,187
	Arthur J Gallagher & Co	4.85%	12/15/2029	**	31,919
	Arthur J Gallagher & Co	5.15%	2/15/2035	**	68,403
	AT&T Inc	3.50%	9/15/2053	**	109,486
	AthenaHealth Group Inc	6.50%	2/15/2030	**	19,518
	Athene Global Funding	4.72%	10/8/2029	**	133,237
	Athene Holding Ltd	6.63%	10/15/2054	**	118,382
	Atlassian Corp	5.25%	5/15/2029	**	44,643
	Aviation Capital Group LLC	5.38%	7/15/2029	**	86,447
	Avient Corp	6.25%	11/1/2031	**	10,052
	Avolon Holdings Funding Ltd	5.75%	3/1/2029	**	188,551
	Azorra Finance Ltd	7.75%	4/15/2030	**	20,218
	Bain Capital Credit CLO 2024‐4 Ltd	7.97%	10/23/2037	**	524,152
	BANK 2017‐BNK6	0.78%	7/1/2060	**	41,325
	BANK 2019‐BNK20	0.81%	9/1/2062	**	69,059
	BANK 2020‐BNK27	2.14%	4/1/2063	**	106,016
	BANK 2022‐BNK39	3.18%	2/1/2055	**	85,620

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Bank of America Corp	2.48%	9/21/2036	**	174,279
	Bank of America Corp	5.47%	1/23/2035	**	44,098
	Bank of America Corp	5.52%	10/25/2035	**	58,315
	Bank of Montreal	3.80%	12/15/2032	**	110,227
	Bank of New York Mellon Corp/The	5.06%	7/22/2032	**	102,011
	BANK5 2024‐5YR10	5.64%	10/1/2057	**	76,179
	BANK5 2024‐5YR9	5.61%	8/1/2057	**	59,334
	BAT Capital Corp	4.54%	8/15/2047	**	40,340
	Bausch + Lomb Corp	8.38%	10/1/2028	**	47,573
	Bausch Health Cos Inc	5.25%	1/30/2030	**	8,519
	Bausch Health Cos Inc	6.13%	2/1/2027	**	14,012
	BBCMS Mortgage Trust 2021‐C11	2.11%	9/1/2054	**	90,708
	BBCMS Mortgage Trust 2021‐C12	2.69%	11/1/2054	**	85,909
	BBCMS Mortgage Trust 2021‐C9	2.30%	2/1/2054	**	85,403
	BBCMS Mortgage Trust 2022‐C16	4.60%	6/1/2055	**	96,607
	BBCMS Mortgage Trust 2024‐5C29	5.21%	9/1/2057	**	59,503
	BBCMS Mortgage Trust 2024‐C24	5.42%	2/1/2057	**	101,995
	BC Ltd	0.09%	1/30/2028	**	3,121
	BCPE Empire Holdings Inc	7.63%	5/1/2027	**	70,722
	Benchmark 2019‐B11 Mortgage Trust	3.28%	5/1/2052	**	93,612
	Benchmark 2020‐B19 Mortgage Trust	2.15%	9/1/2053	**	81,199
	Benchmark 2021‐B31 Mortgage Trust	2.67%	12/1/2054	**	85,267
	Benchmark 2022‐B32 Mortgage Trust	3.41%	1/1/2055	**	84,232
	Benchmark 2024‐V10 Mortgage Trust	5.28%	9/1/2057	**	100,864
	Benchmark 2024‐V8 Mortgage Trust	5.51%	7/1/2057	**	93,396
	Benchmark 2024‐V9 Mortgage Trust	5.60%	8/1/2057	**	102,205
	BFLD 2024‐VICT Mortgage Trust	6.29%	7/15/2041	**	100,727
	Black Hills Corp	6.00%	1/15/2035	**	112,283
	Blackstone Private Credit Fund	6.00%	11/22/2034	**	65,856
	Blue Racer Midstream LLC / Blue Racer Finance Corp	7.25%	7/15/2032	**	15,926
	BMO 2024‐5C6 Mortgage Trust	5.32%	9/1/2057	**	58,482
	BMO 2024‐5C7 Mortgage Trust	5.89%	11/1/2057	**	43,926
	Bombardier Inc	7.88%	4/15/2027	**	22,413

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Bombardier Inc	8.75%	11/15/2030	**	27,184
	Bombardier Inc	7.00%	6/1/2032	**	5,122
	BPR Trust 2021‐TY	5.56%	9/15/2038	**	50,975
	Brand Industrial Services Inc	10.38%	8/1/2030	**	15,934
	Broadcom Inc	3.50%	2/15/2041	**	111,255
	Brown & Brown Inc	2.38%	3/15/2031	**	109,395
	Buckeye Partners LP	6.88%	7/1/2029	**	47,189
	Builders FirstSource Inc	6.38%	3/1/2034	**	45,425
	Bunge Ltd Finance Corp	4.65%	9/17/2034	**	66,093
	Burlington Northern Santa Fe LLC	5.50%	3/15/2055	**	53,765
	Caesars Entertainment Inc	6.00%	10/15/2032	**	92,857
	Cardinal Health Inc	4.60%	3/15/2043	**	49,556
	Cardinal Health Inc	4.50%	11/15/2044	**	6,668
	Carlyle US CLO 2024‐2 Ltd	8.48%	4/25/2037	**	520,202
	Carnival Corp	5.75%	3/1/2027	**	35,619
	Carvana Co	9.00%	12/1/2028	**	14,119
	Carvana Co	9.00%	6/1/2030	**	5,740
	CCO Holdings LLC / CCO Holdings Capital Corp	5.13%	5/1/2027	**	14,880
	CCO Holdings LLC / CCO Holdings Capital Corp	4.75%	3/1/2030	**	23,254
	CCO Holdings LLC / CCO Holdings Capital Corp	4.25%	1/15/2034	**	16,641
	CCO Holdings LLC / CCO Holdings Capital Corp	4.75%	2/1/2032	**	8,986
	Centene Corp	2.50%	3/1/2031	**	112,039
	Central Parent LLC / CDK Global II LLC / CDK Financing Co Inc	8.00%	6/15/2029	**	25,574
	CF Industries Inc	5.38%	3/15/2044	**	55,873
	Cheniere Energy Inc	4.63%	10/15/2028	**	111,731
	Cheniere Energy Partners LP	4.00%	3/1/2031	**	115,462
	CHS/Community Health Systems Inc	6.00%	1/15/2029	**	32,346
	Citigroup Commercial Mortgage Trust 2020‐555	3.50%	12/1/2041	**	80,097
	Citigroup Commercial Mortgage Trust 2022‐GC48	4.58%	5/1/2054	**	97,363
	Citigroup Inc	3.06%	1/25/2033	**	115,180
	Citigroup Inc	5.41%	9/19/2039	**	57,128
	Civitas Resources Inc	8.38%	7/1/2028	**	21,634
	Clydesdale Acquisition Holdings Inc	6.88%	1/15/2030	**	41,467

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	CNX Resources Corp	6.00%	1/15/2029	**	20,184
	COMM 2015‐LC21 Mortgage Trust	0.60%	7/1/2048	**	2,658
	Consolidated Communications Inc	5.00%	10/1/2028	**	28,327
	Cornerstone Building Brands Inc	9.50%	8/15/2029	**	35,438
	Cougar JV Subsidiary LLC	8.00%	5/15/2032	**	15,738
	Crown Castle Inc	3.65%	9/1/2027	**	105,094
	CSAIL 2017‐CX9 Commercial Mortgage Trust	0.60%	9/1/2050	**	20,309
	CSMC 2021‐B33	3.64%	10/1/2043	**	84,482
	CSX Corp	3.80%	11/1/2046	**	101,655
	CVS Health Corp	5.30%	6/1/2033	**	54,916
	CVS Health Corp	5.88%	6/1/2053	**	72,912
	CyrusOne Data Centers Issuer I LLC	4.50%	5/20/2049	**	238,939
	Dcli Bidco LLC	7.75%	11/15/2029	**	25,984
	Dealer Tire LLC / DT Issuer LLC	8.00%	2/1/2028	**	40,669
	Del Amo Fashion Center Trust 2017‐AMO	3.64%	6/1/2035	**	94,432
	Dell Inc	6.50%	4/15/2038	**	56,224
	Devon Energy Corp	5.75%	9/15/2054	**	56,588
	Diamond Infrastructure Funding LLC	2.36%	4/15/2049	**	467,519
	Directv Financing LLC / Directv Financing Co‐Obligor Inc	5.88%	8/15/2027	**	39,902
	DISH DBS Corp	5.13%	6/1/2029	**	6,489
	DISH DBS Corp	5.75%	12/1/2028	**	21,542
	Dominion Energy Inc	6.63%	5/15/2055	**	33,894
	Dornoch Debt Merger Sub Inc	6.63%	10/15/2029	**	16,501
	DR Horton Inc	5.00%	10/15/2034	**	114,279
	DT Midstream Inc	4.13%	6/15/2029	**	28,092
	DTE Energy Co	5.85%	6/1/2034	**	86,695
	Duke Energy Corp	5.00%	8/15/2052	**	33,028
	EchoStar Corp	10.75%	11/30/2029	**	21,820
	Edison International	5.25%	3/15/2032	**	57,886
	Elevance Health Inc	4.55%	5/15/2052	**	31,691
	Ellucian Holdings Inc	6.50%	12/1/2029	**	40,399
	EMRLD Borrower LP / Emerald Co‐Issuer Inc	6.75%	7/15/2031	**	41,639
	EMRLD Borrower LP / Emerald Co‐Issuer Inc	6.63%	12/15/2030	**	70,387

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Energy Transfer LP	5.95%	5/15/2054	**	64,348
	Energy Transfer LP	7.13%	10/1/2054	**	63,224
	EnLink Midstream LLC	5.38%	6/1/2029	**	55,284
	EnLink Midstream LLC	5.65%	9/1/2034	**	114,091
	Equinix Inc	2.95%	9/15/2051	**	61,672
	Equinix Inc	3.90%	4/15/2032	**	55,783
	Eversource Energy	5.50%	1/1/2034	**	57,139
	Expand Energy Corp	6.75%	4/15/2029	**	33,858
	Expedia Group Inc	3.80%	2/15/2028	**	115,725
	F&G Annuities & Life Inc	6.25%	10/4/2034	**	29,579
	Fannie Mae Pool	3.00%	7/1/2043	**	241,245
	Fannie Mae Pool	5.50%	12/1/2054	**	322,629
	Fannie Mae Pool	2.50%	8/1/2051	**	324,223
	Fannie Mae Pool	2.46%	4/1/2032	**	247,576
	Fannie Mae Pool	4.97%	7/1/2031	**	963,842
	Fannie Mae Pool	3.00%	11/1/2051	**	167,714
	Fannie Mae Pool	6.00%	5/1/2053	**	156,822
	Fannie Mae Pool	6.00%	10/1/2053	**	240,659
	Fannie Mae Pool	5.50%	10/1/2053	**	320,348
	Fannie Mae Pool	5.50%	3/1/2054	**	119,412
	Fannie Mae Pool	5.50%	6/1/2054	**	344,246
	Fannie Mae Pool	3.00%	12/1/2048	**	225,472
	Fannie Mae Pool	2.50%	3/1/2052	**	276,654
	Fannie Mae Pool	2.50%	4/1/2052	**	276,434
	Fannie Mae Pool	6.00%	12/1/2053	**	236,773
	Fannie Mae Pool	6.00%	8/1/2054	**	299,371
	Fannie Mae Pool	5.00%	7/1/2052	**	177,487
	Fannie Mae REMICS	5.18%	9/25/2042	**	490,553
	Fannie Mae REMICS	1.50%	10/1/2027	**	3,588
	Fannie Mae REMICS	—%	4/1/2048	**	104,637
	Fannie Mae REMICS	—%	8/25/2051	**	4,593
	Fannie Mae REMICS	6.05%	6/25/2054	**	325,391
	Fertitta Entertainment LLC / Fertitta Entertainment Finance Co Inc	6.75%	1/15/2030	**	19,090

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Fiserv Inc	5.45%	3/15/2034	**	112,924
	Ford Motor Co	3.25%	2/12/2032	**	57,427
	Fortress Transportation and Infrastructure Investors LLC	5.88%	4/15/2033	**	58,770
	Freddie Mac Gold Pool	4.00%	10/1/2048	**	28,465
	Freddie Mac Pool	3.00%	3/1/2052	**	341,966
	Freddie Mac Pool	5.50%	2/1/2053	**	293,332
	Freddie Mac Pool	5.00%	5/1/2053	**	502,720
	Freddie Mac Pool	6.00%	2/1/2054	**	651,929
	Freddie Mac Pool	5.50%	4/1/2054	**	362,024
	Freddie Mac Pool	3.00%	8/1/2052	**	714,504
	Freddie Mac Pool	5.00%	3/1/2054	**	282,632
	Freddie Mac Pool	2.00%	4/1/2051	**	140,298
	Freddie Mac Pool	3.00%	3/1/2052	**	185,895
	Freddie Mac Pool	5.00%	6/1/2053	**	301,468
	Freddie Mac Pool	5.50%	2/1/2054	**	465,611
	Freddie Mac Pool	2.00%	5/1/2051	**	494,485
	Freddie Mac Pool	4.50%	9/1/2052	**	367,349
	Freddie Mac Pool	2.00%	2/1/2052	**	301,540
	Freddie Mac Pool	5.50%	9/1/2053	**	414,655
	Freddie Mac Pool	6.00%	11/1/2053	**	303,788
	Frontier Communications Holdings LLC	6.75%	5/1/2029	**	20,342
	Full House Resorts Inc	8.25%	2/15/2028	**	15,426
	Garda World Security Corp	6.00%	6/1/2029	**	38,165
	Garda World Security Corp	8.38%	11/15/2032	**	46,498
	Genesee & Wyoming Inc	6.25%	4/15/2032	**	45,921
	Genuine Parts Co	4.95%	8/15/2029	**	115,945
	GGAM Finance Ltd	6.88%	4/15/2029	**	36,036
	Glencore Funding LLC	1.63%	4/27/2026	**	69,294
	Glencore Funding LLC	5.37%	4/4/2029	**	114,395
	Global Aircraft Leasing Co Ltd	8.75%	9/1/2027	**	89,338
	Goat Holdco LLC	6.75%	2/1/2032	**	24,816
	Goldman Sachs Group Inc/The	5.19%	9/10/2027	**	181,201
	Gray Television Inc	10.50%	7/15/2029	**	15,925

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Griffon Corp	5.75%	3/1/2028	**	35,015
	Gulfport Energy Operating Corp	6.75%	9/1/2029	**	41,139
	Harvest Midstream I LP	7.50%	5/15/2032	**	36,010
	HCA Inc	5.25%	6/15/2049	**	104,254
	Hess Midstream Operations LP	5.50%	10/15/2030	**	58,009
	Hewlett Packard Enterprise Co	5.00%	10/15/2034	**	132,586
	Hilcorp Energy I LP / Hilcorp Finance Co	7.25%	2/15/2035	**	23,948
	Host Hotels & Resorts LP	3.50%	9/15/2030	**	109,983
	Host Hotels & Resorts LP	5.70%	7/1/2034	**	115,980
	HUB International Ltd	7.25%	6/15/2030	**	15,436
	Huntington Bancshares Inc/OH	5.27%	1/15/2031	**	32,237
	Husky Injection Molding Systems Ltd / Titan Co‐Borrower LLC	9.00%	2/15/2029	**	75,548
	Hyatt Hotels Corp	5.25%	6/30/2029	**	108,146
	Hyundai Auto Receivables Trust 2024‐C	4.86%	2/17/2032	**	198,368
	Hyundai Capital America	5.30%	1/8/2029	**	112,040
	Illuminate Buyer LLC / Illuminate Holdings IV Inc	9.00%	7/1/2028	**	42,340
	IQVIA Inc	6.25%	2/1/2029	**	74,257
	Iron Mountain Inc	7.00%	2/15/2029	**	36,713
	Iron Mountain Inc	6.25%	1/15/2033	**	10,010
	JELD‐WEN Inc	4.88%	12/15/2027	**	33,369
	JetBlue Airways Corp / JetBlue Loyalty LP	9.88%	9/20/2031	**	26,664
	JP Morgan Chase Commercial Mortgage Securities Trust 2013‐LC11	3.22%	4/1/2046	**	49,953
	JPMBB Commercial Mortgage Securities Trust 2015‐C27	3.90%	2/1/2048	**	81,604
	JPMBB Commercial Mortgage Securities Trust 2015‐C28	3.53%	10/1/2048	**	99,590
	JPMorgan Chase & Co	4.85%	7/25/2028	**	52,064
	Keurig Dr Pepper Inc	5.20%	3/15/2031	**	113,768
	Keysight Technologies Inc	4.95%	10/15/2034	**	57,451
	Kinder Morgan Energy Partners LP	6.95%	1/15/2038	**	106,083
	Kinetik Holdings LP	5.88%	6/15/2030	**	55,309
	Kodiak Gas Services LLC	7.25%	2/15/2029	**	73,387
	Kronos Acquisition Holdings Inc	8.25%	6/30/2031	**	19,101
	Kyndryl Holdings Inc	4.10%	10/15/2041	**	59,412
	Laboratory Corp of America Holdings	4.55%	4/1/2032	**	113,508

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	LCCM 2017‐LC26	4.71%	7/3/2050	**	91,656
	Level 3 Financing Inc	10.50%	5/15/2030	**	27,685
	Life Time Inc	6.00%	11/15/2031	**	60,000
	LifePoint Health Inc	4.38%	2/15/2027	**	34,151
	LifePoint Health Inc	10.00%	6/1/2032	**	46,185
	Light & Wonder International Inc	7.25%	11/15/2029	**	15,465
	Lightning Power LLC	7.25%	8/15/2032	**	26,458
	Lowe's Cos Inc	5.63%	4/15/2053	**	34,076
	M&T Bank Corp	6.08%	3/13/2032	**	56,358
	Macquarie Airfinance Holdings Ltd	6.50%	3/26/2031	**	10,534
	Macquarie Airfinance Holdings Ltd	5.15%	3/17/2030	**	58,694
	Macy's Retail Holdings LLC	5.88%	4/1/2029	**	10,949
	Madison IAQ LLC	5.88%	6/30/2029	**	18,910
	Markel Group Inc	6.00%	5/16/2054	**	20,983
	Marriott International Inc/MD	5.30%	5/15/2034	**	111,965
	Marvell Technology Inc	5.95%	9/15/2033	**	114,068
	MasTec Inc	5.90%	6/15/2029	**	40,854
	Matador Resources Co	6.50%	4/15/2032	**	30,123
	Mattamy Group Corp	4.63%	3/1/2030	**	18,930
	Mavis Tire Express Services Topco Corp	6.50%	5/15/2029	**	24,209
	McDonald's Corp	5.45%	8/14/2053	**	49,961
	McGraw‐Hill Education Inc	5.75%	8/1/2028	**	20,029
	McGraw‐Hill Education Inc	7.38%	9/1/2031	**	10,544
	Medline Borrower LP	5.25%	10/1/2029	**	34,270
	Medline Borrower LP/Medline Co‐Issuer Inc	6.25%	4/1/2029	**	82,194
	Meta Platforms Inc	5.40%	8/15/2054	**	110,944
	Michaels Cos Inc/The	5.25%	5/1/2028	**	7,649
	Michaels Cos Inc/The	7.88%	5/1/2029	**	6,247
	Midwest Gaming Borrower LLC / Midwest Gaming Finance Corp	4.88%	5/1/2029	**	33,305
	Miter Brands Acquisition Holdco Inc / MIWD Borrower LLC	6.75%	4/1/2032	**	35,777
	Morgan Stanley Bank of America Merrill Lynch Trust 2016‐C31	4.26%	11/1/2049	**	84,898
	Mosaic Solar Loan Trust 2020‐2	2.21%	8/20/2046	**	34,350
	MPLX LP	5.50%	6/1/2034	**	55,485

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	MSBAM Commercial Mortgage Securities Trust 2012‐ CKSV	4.16%	10/1/2030	**	96,848
	MVW 2021‐1W LLC	1.94%	1/22/2041	**	59,323
	Nabors Industries Inc	9.13%	1/31/2030	**	15,842
	Nationstar Mortgage Holdings Inc	5.75%	11/15/2031	**	33,748
	NCL Corp Ltd	5.88%	2/15/2027	**	30,594
	Netflix Inc	5.40%	8/15/2054	**	80,689
	NextEra Energy Capital Holdings Inc	6.75%	6/15/2054	**	27,810
	NGL Energy Operating LLC / NGL Energy Finance Corp	8.13%	2/15/2029	**	20,490
	NiSource Inc	5.35%	4/1/2034	**	106,613
	Northrop Grumman Corp	5.20%	6/1/2054	**	104,787
	NRG Energy Inc	6.00%	2/1/2033	**	24,555
	Occidental Petroleum Corp	5.38%	1/1/2032	**	28,083
	Octagon Investment Partners 34 Ltd	7.38%	1/20/2030	**	509,826
	Omega Healthcare Investors Inc	4.75%	1/15/2028	**	58,522
	OneMain Finance Corp	7.50%	5/15/2031	**	41,481
	ONEOK Inc	6.63%	9/1/2053	**	55,872
	Oracle Corp	3.80%	11/15/2037	**	29,410
	Oracle Corp	6.25%	11/9/2032	**	41,699
	O'Reilly Automotive Inc	5.00%	8/19/2034	**	57,352
	Owens & Minor Inc	6.63%	4/1/2030	**	23,880
	Owens Corning	5.70%	6/15/2034	**	56,043
	Pacific Gas and Electric Co	6.95%	3/15/2034	**	112,749
	Pactiv Evergreen Group Issuer LLC / Pactiv Evergreen Group Issuer Inc	4.38%	10/15/2028	**	20,187
	Panther Escrow Issuer LLC	7.13%	6/1/2031	**	30,428
	Park Intermediate Holdings LLC / PK Domestic Property LLC / PK Finance Co‐Issuer	7.00%	2/1/2030	**	52,970
	PennyMac Financial Services Inc	7.88%	12/15/2029	**	15,782
	Penske Truck Leasing Co Lp / PTL Finance Corp	4.20%	4/1/2027	**	110,407
	Performance Food Group Inc	6.13%	9/15/2032	**	45,889
	Permian Resources Operating LLC	7.00%	1/15/2032	**	15,726
	Permian Resources Operating LLC	6.25%	2/1/2033	**	56,742
	Philip Morris International Inc	5.25%	2/13/2034	**	56,504
	Pike Corp	8.63%	1/31/2031	**	16,386
	Post Holdings Inc	6.38%	3/1/2033	**	95,400

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Qorvo Inc	3.38%	4/1/2031	**	44,091
	Quanta Services Inc	2.35%	1/15/2032	**	109,890
	Quest Diagnostics Inc	5.00%	12/15/2034	**	110,991
	Radiology Partners Inc	7.78%	1/31/2029	**	30,287
	Regal Rexnord Corp	6.05%	4/15/2028	**	112,297
	Royal Caribbean Cruises Ltd	5.38%	7/15/2027	**	114,160
	Royal Caribbean Cruises Ltd	6.25%	3/15/2032	**	20,623
	Royal Caribbean Cruises Ltd	5.63%	9/30/2031	**	14,987
	Royalty Pharma PLC	5.15%	9/2/2029	**	59,570
	Sabre GLBL Inc	8.63%	6/1/2027	**	11,176
	Sabre GLBL Inc	10.75%	11/15/2029	**	4,185
	San Diego Gas & Electric Co	5.55%	4/15/2054	**	109,028
	Scientific Games Holdings LP/Scientific Games US FinCo Inc	6.63%	3/1/2030	**	19,598
	Sealed Air Corp/Sealed Air Corp US	7.25%	2/15/2031	**	26,033
	SG Commercial Mortgage Securities Trust 2016‐C5	1.82%	10/1/2048	**	10,846
	Sitio Royalties Operating Partnership LP / Sitio Finance Corp	7.88%	11/1/2028	**	10,464
	Six Flags Entertainment Corp / Six Flags Theme Parks Inc	6.63%	5/1/2032	**	46,142
	Slam Ltd	5.34%	9/15/2049	**	241,924
	SM Energy Co	7.00%	8/1/2032	**	40,689
	SoFi Professional Loan Program 2017‐D LLC	3.61%	9/25/2040	**	697,000
	Sonic Automotive Inc	4.63%	11/15/2029	**	32,552
	Sonoco Products Co	4.60%	9/1/2029	**	57,282
	Sotera Health Holdings LLC	7.38%	6/1/2031	**	35,717
	South Bow Canadian Infrastructure Holdings Ltd	7.50%	3/1/2055	**	33,939
	South Bow USA Infrastructure Holdings LLC	4.91%	9/1/2027	**	24,330
	Standard Building Solutions Inc	6.50%	8/15/2032	**	20,573
	Staples Inc	10.75%	9/1/2029	**	20,417
	Station Casinos LLC	6.63%	3/15/2032	**	35,497
	Storm King Park CLO LTD	6.02%	10/15/2037	**	509,866
	STWD 2019‐FL1 Ltd	5.91%	7/15/2038	**	2,094
	STWD 2021‐FL2 Ltd	5.69%	4/18/2038	**	64,921
	Sun Communities Operating LP	2.70%	7/15/2031	**	57,210
	Switch ABS Issuer LLC	6.20%	6/25/2054	**	250,818

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Tallgrass Energy Partners LP / Tallgrass Energy Finance Corp	7.38%	2/15/2029	**	15,480
	Targa Resources Corp	5.50%	2/15/2035	**	27,169
	Tenet Healthcare Corp	6.13%	6/15/2030	**	44,824
	Tenet Healthcare Corp	6.25%	2/1/2027	**	15,391
	The Campbell's Company	5.40%	3/21/2034	**	55,585
	T‐Mobile USA Inc	5.50%	1/15/2055	**	54,306
	T‐Mobile USA Inc	5.25%	6/15/2055	**	32,810
	Townsquare Media Inc	6.88%	2/1/2026	**	25,661
	Transocean Inc	8.00%	2/1/2027	**	13,472
	Transocean Poseidon Ltd	6.88%	2/1/2027	**	12,389
	Trident TPI Holdings Inc	12.75%	12/31/2028	**	71,805
	Triton Container International Ltd / TAL International Container Corp	3.25%	3/15/2032	**	106,598
	TRTX 2021‐FL4 Issuer Ltd	5.70%	3/15/2038	**	133,348
	Truist Financial Corp	5.15%	8/5/2032	**	112,061
	Uber Technologies Inc	4.80%	9/15/2034	**	111,874
	UBS Commercial Mortgage Trust 2017‐C4	3.30%	10/1/2050	**	86,940
	UBS Commercial Mortgage Trust 2018‐C14	5.21%	12/1/2051	**	131,586
	UKG Inc	6.88%	2/1/2031	**	73,098
	United Natural Foods Inc	6.75%	10/15/2028	**	100,083
	UnitedHealth Group Inc	4.95%	5/15/2062	**	36,495
	UnitedHealth Group Inc	5.05%	4/15/2053	**	76,592
	Universal Health Services Inc	4.63%	10/15/2029	**	110,486
	Univision Communications Inc	7.38%	6/30/2030	**	23,953
	Upstart Pass‐Through Trust Series 2021‐ST4	2.00%	7/20/2027	**	24,675
	US Foods Inc	5.75%	4/15/2033	**	59,301
	Vail Resorts Inc	6.50%	5/15/2032	**	15,305
	Vale Overseas Ltd	6.40%	6/28/2054	**	46,281
	Venture Global LNG Inc	8.13%	6/1/2028	**	15,717
	Venture Global LNG Inc	8.38%	6/1/2031	**	15,764
	Venture Global LNG Inc	9.88%	2/1/2032	**	11,391
	Verisk Analytics Inc	5.25%	6/5/2034	**	55,578
	Veritiv Operating Co	10.50%	11/30/2030	**	27,182
	VICI Properties LP / VICI Note Co Inc	4.63%	12/1/2029	**	112,648

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Victra Holdings LLC / Victra Finance Corp	8.75%	9/15/2029	**	32,263
	Videotron Ltd	5.70%	1/15/2035	**	57,485
	Viking Cruises Ltd	9.13%	7/15/2031	**	33,553
	Virginia Electric and Power Co	5.55%	8/15/2054	**	42,542
	Vistra Operations Co LLC	7.75%	10/15/2031	**	21,327
	Vistra Operations Co LLC	6.88%	4/15/2032	**	20,788
	Vital Energy Inc	7.88%	4/15/2032	**	14,697
	VT Topco Inc	8.50%	8/15/2030	**	27,313
	Wand NewCo 3 Inc	7.63%	1/30/2032	**	15,902
	WASH Multifamily Acquisition Inc	5.75%	4/15/2026	**	15,136
	Watco Cos LLC / Watco Finance Corp	7.13%	8/1/2032	**	42,529
	Wayfair LLC	7.25%	10/31/2029	**	20,374
	Weatherford International Ltd	8.63%	4/30/2030	**	10,405
	Wells Fargo & Co	4.81%	7/25/2028	**	42,733
	Wells Fargo & Co	5.57%	7/25/2029	**	129,964
	Wells Fargo & Co	6.85%	9/15/2173	**	57,073
	Wells Fargo Commercial Mortgage Trust 2015‐SG1	4.05%	9/1/2048	**	82,940
	Wells Fargo Commercial Mortgage Trust 2016‐C33	3.43%	3/1/2059	**	98,697
	Wells Fargo Commercial Mortgage Trust 2017‐C38	0.91%	7/1/2050	**	38,765
	Wells Fargo Commercial Mortgage Trust 2019‐C50	3.47%	5/1/2052	**	93,285
	Wells Fargo Commercial Mortgage Trust 2020‐C57	2.12%	8/1/2053	**	86,304
	Wells Fargo Commercial Mortgage Trust 2020‐C58	1.81%	7/1/2053	**	85,828
	Wells Fargo Commercial Mortgage Trust 2021‐C59	1.50%	4/1/2054	**	55,536
	Wells Fargo Commercial Mortgage Trust 2021‐C60	2.06%	8/1/2054	**	105,339
	Westpac Banking Corp	5.62%	11/20/2035	**	56,411
	Williams Cos Inc/The	5.15%	3/15/2034	**	70,146
	Willis North America Inc	4.50%	9/15/2028	**	40,839
	Wind River 2021‐3 CLO Ltd	8.23%	7/20/2033	**	512,647
	Windstream Services LLC / Windstream Escrow Finance Corp	8.25%	10/1/2031	**	10,539
	Workday Inc	3.80%	4/1/2032	**	56,114
	WR Grace Holdings LLC	5.63%	8/15/2029	**	32,973
	XPO Inc	7.13%	6/1/2031	**	36,238
	Zimmer Biomet Holdings Inc	5.20%	9/15/2034	**	113,047

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
				$36,975,418
U.S. Government Issued Securities
Ginnie Mae II Pool	3.00%	11/1/2051	**	$344,327
Ginnie Mae II Pool	2.50%	11/1/2051	**	253,037
Ginnie Mae II Pool	3.00%	2/1/2052	**	478,906
Ginnie Mae II Pool	3.00%	4/1/2052	**	226,050
Ginnie Mae II Pool	3.50%	7/1/2051	**	472,770
Government National Mortgage Association	2.00%	12/1/2050	**	33,005
Government National Mortgage Association	3.50%	6/1/2051	**	32,518
United States Treasury Note/Bond	1.25%	5/15/2050	**	1,356,658
United States Treasury Note/Bond	1.38%	8/15/2050	**	1,282,230
United States Treasury Note/Bond	1.13%	8/15/2040	**	351,644
United States Treasury Note/Bond	1.88%	2/15/2051	**	2,112,765
United States Treasury Note/Bond	1.88%	2/15/2041	**	1,117,715
United States Treasury Note/Bond	1.75%	8/15/2041	**	687,281
United States Treasury Note/Bond	4.25%	8/15/2054	**	1,951,925
United States Treasury Note/Bond	0.63%	5/15/2030	**	862,661
United States Treasury Note/Bond	0.63%	8/15/2030	**	3,218,023
United States Treasury Note/Bond	0.88%	11/15/2030	**	4,958,308
United States Treasury Note/Bond	0.75%	1/31/2028	**	901,831
				$20,641,654

Self-Directed Brokerage Account
Brokeragelink	Combination of common stock, bonds, mutual funds, and ETFs		**	$319,904,990

Participant Loans
Participant loans	Interest rates range from 3.25% to 9.50% with maturity at various dates		**	$48,504,211

Total Investments (Held at End of Year)				$6,411,313,822

* Party-in-Interest
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 17, 2025	By:	/s/ Susan Wilson
Susan Wilson
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm